Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 24, 2020

VIA EDGAR AND ELECTRONIC MAIL

CONFIDENTIAL

Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: J. Nolan McWilliams	FOIA Confidential Treatment Request
Under 17 C.F.R. §200.83

RE:	Rocket Companies, Inc. Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Rocket Companies, Inc., a Delaware corporation (the “Company”), we hereby submit as Exhibit A hereto changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) publicly filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2020, as amended on July 17, 2020 (File No. 333-239726), relating to the registration of the Company’s Class A common stock, par value $0.00001 per share (the “Class A common stock”). The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, a preliminary price range for the Company’s Class A common stock, certain information previously left blank in the Registration Statement that is derived from such price range, pro forma financial information and certain other changes. We also hereby enclose as Exhibit B hereto the draft of our opinion as to the legality of the shares of the Company’s Class A common stock being registered. Additionally, on page 16 of the Registration Statement contained in Exhibit A of this letter, the Company is responding to the comments received in a letter from the Staff of the Commission, dated July 21, 2020, regarding the Registration Statement.

The Company respectfully requests that the information contained in Exhibit A of this letter be treated as confidential information and that the Commission provide timely notice to Angelo Vitale, General Counsel, Rocket Companies, Inc., 1050 Woodward Avenue, Detroit, Michigan, 48226, telephone (313) 373-7556, before it permits any disclosure of the information contained in Exhibit A of this letter.

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET COMPANIES, INC.

2

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Christodoulos Kaoutzanis at (212) 373-3445.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:	Christodoulos Kaoutzanis

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jay Farner
Rocket Companies, Inc.

Julie Booth
Rocket Companies, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET COMPANIES, INC.

Exhibit A

See attached.

[***]

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET COMPANIES, INC.

Exhibit B

See attached.

CONFIDENTIAL TREATMENT REQUESTED

BY ROCKET COMPANIES, INC.

212-373-3000

212-757-3990

July [28], 2020

Rocket Companies, Inc.

1050 Woodward Avenue
Detroit, Michigan 48226

Rocket Companies, Inc.

Registration Statement on Form S-1

(Registration No. 333-239726)

Ladies and Gentlemen:

We have acted as special counsel to Rocket Companies, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1, as amended (the “Registration Statement”) of the Company, filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”). You have asked us to furnish our opinion as to the legality of the securities being registered under the Registration Statement. The Registration Statement relates to the registration under the Act of up to 172,500,000 shares (the “Shares”) of the Company’s Class A common stock, par value $0.00001 per share (the “Common Stock”), that may be offered by the Company (including shares issuable by the Company upon exercise of the underwriters’ over-allotment option).

Rocket Companies, Inc.	2

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(1)            the Registration Statement;

(2)            the form of the Underwriting Agreement (the “Underwriting Agreement”), included as Exhibit 1.1 to the Registration Statement;

(3)            the form of the Amended and Restated Certificate of Incorporation of the Company, included as Exhibit 3.1 to the Registration Statement (the “Amended and Restated Certificate of Incorporation”); and

(4)            the form of the Amended and Restated By-laws of the Company, included as Exhibit 3.2 to the Registration Statement.

In addition, we have examined (i) such corporate records of the Company that we have considered appropriate, including a copy of the certificate of incorporation, as amended, and by-laws, as amended, of the Company, certified by the Company as in effect on the date of this letter and copies of resolutions of the board of directors of the Company relating to the issuance of the Shares, certified by the Company and (ii) such other certificates, agreements and documents that we deemed relevant and necessary as a basis for the opinions expressed below. We have also relied upon the factual matters contained in the representations and warranties of the Company made in the Documents and upon certificates of public officials and the officers of the Company.

Rocket Companies, Inc.	3

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of all the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete. We have also assumed that the Amended and Restated Certificate of Incorporation will be properly filed in the Secretary of State of the State of Delaware prior to the issuance of the Shares.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that the Shares have been duly authorized by all necessary corporate action on the part of the Company and, when issued, delivered and paid for as contemplated in the Registration Statement and in accordance with the terms of the Underwriting Agreement, the Shares will be validly issued, fully paid and non-assessable.

The opinion expressed above is limited to the General Corporation Law of the State of Delaware. Our opinion is rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

Rocket Companies, Inc.	4

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” contained in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules.

Very truly yours,

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP